                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      Globalstar Telecommunications Limited
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                    G3930H104
                                 (CUSIP Number)

      Eric J. Zahler, Senior Vice President, Secretary and General Counsel,
                       Loral Space & Communications Ltd.,
   c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016

                                 (212) 697-1105
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 26, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

________________________________________________________________________________
CUSIP NO. G3930H104                                            PAGE 2 OF 8 PAGES
________________________________________________________________________________
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.
________________________________________________________________________________
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

________________________________________________________________________________
    3       SEC USE ONLY


________________________________________________________________________________
    4       SOURCE OF FUNDS*

            00
________________________________________________________________________________
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

________________________________________________________________________________
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
________________________________________________________________________________
                         7      SOLE VOTING POWER

                                14,723,647
                      __________________________________________________________
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH         __________________________________________________________
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                14,723,647
                      __________________________________________________________
                         10     SHARED DISPOSITIVE POWER


________________________________________________________________________________
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,723,647
________________________________________________________________________________
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

________________________________________________________________________________
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%
________________________________________________________________________________
    14      TYPE OF REPORTING PERSON*

            CO
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 8
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            Loral Space & Communications Ltd., a Bermuda company ("Loral"), hereby amends and supplements, in this Amendment No. 4 to Schedule 13D (this "Amendment No. 4"), the Statement on Schedule 13D originally filed on October 29, 1996, as amended on May 21, 1997, June 11, 1998 and July 31, 1998 (as so
amended, the "Schedule 13D"), with respect to shares of Common Stock, $1.00 par value per share (the "Shares"), of Globalstar Telecommunications Limited, a Bermuda company (the "Company), as follows:

            Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background

            Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

            This Statement is filed by and on behalf of Loral, a Bermuda company. Loral is engaged in the space and telecommunications business and has its principal executive offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The executive office of Loral SpaceCom Corporation, the subsidiary of Loral that supervises the activities of Loral's subsidiaries in North America, is located at 600 Third Avenue, New York, New York 10016. Schedule I of the
Schedule 13D is hereby amended and restated by Schedule I attached to this Amendment No. 4

Item 3.  Source and Amount of Funds or Other Considerations

            Item 3 of the Schedule 13D is hereby amended by adding the following after the third paragraph thereof:

            The aggregate cost of the Preferred Shares (as defined herein) was $145,875,000. Loral applied a portion of the proceeds from its offering of senior notes, which was completed on January 21, 1999, towards such purchase.

Item 4.  Purpose of Transaction

            Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            The sole business of the Company is acting as a general partner in Globalstar, L.P. ("Globalstar"), which is building and preparing to operate a worldwide, low-earth orbit satellite-based digital telecommunications system (the "Globalstar System(TM)"). Loral owns, directly and indirectly, approximately 42%, on a fully diluted basis, of the outstanding equity of Globalstar and has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. A portion of Loral's interest in Globalstar is held through the Company, and certain of the Company's directors are also members of the Board of Directors or senior management of Loral. See Item 6 for a further description of the relationship between Loral and the Company.

            Loral may make further purchases of Shares from time to time. Loral may not sell the Shares unless they are registered under the Securities Act of 1933, as amended (the "Securities Act") or sold pursuant to an exemption from registration, including an exemption under Rule 144 of the Securities Act.

            On November 5, 1998, Loral acquired 276,000 partnership interests of Globalstar from DACOM Corporation and DACOM International, Inc. (collectively, "Dacom") in exchange for 717,600 Shares owned by Loral (the "Dacom Exchange Shares"). The Company filed and currently has effective a shelf registration statement covering the resale of the Dacom Exchange Shares.

            On January 26, 1999, Loral purchased 3,000,000 shares of 8% Convertible Redeemable Preferred Stock of the Company due 2011 (the "Preferred Shares"), having an aggregate liquidation preference of $150,000,000, at a purchase price of $48.625 per Preferred Share. The Preferred Shares are convertible into Shares by Loral at any time after March 22, 1999 at a conversion price of $23.2563, which conversion price is subject to adjustment upon the occurrence of certain anti-dilutive events.

            The purpose of the acquisition of the Shares by the Executive Officers and Directors is for investment. The Executive Officers and Directors may make further purchases of Shares from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the Shares held by them at any time.

            Except as set forth above and in Item 6 below, neither Loral nor, to the best knowledge of Loral, any of the persons listed in Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Loral and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Company

            Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Except as set forth in Item 6:

            (i) Loral Beneficially Owns 14,723,647 Shares by virtue of having sole voting and dispositive power with respect to the Shares.

            Loral acquired 1,674,400 Shares on April 22, 1996 in a distribution from Loral Corporation in connection with the Spin-Off. Loral SpaceCom Corporation, a wholly-owned subsidiary of Loral, transferred 267,256 of such Shares (the "Lehman GTL Shares") to certain partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") on August 9, 1996 in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd. (the "Lehman Transaction"). On March 3, 1996, Loral acquired 2,050,000 CPEOs, which were initially convertible, at a conversion price of $65.00, into 1,576,923

Shares. On April 29, 1997, Loral, by virtue of its ownership of 1,407,144 Shares, acquired 159,170 Shares (the "Rights Shares") pursuant to the exercise of subscription rights to purchase Common Stock at $26.50 per share ("GTL Rights") distributed by GTL to shareholders of record on March 24, 1997. On April 30, 1997, Loral and Space Systems/Loral, Inc., a wholly owned subsidiary of Loral ("SS/L"), exercised their GTL Warrants and purchased 942,428 and 195,094 Shares, respectively (collectively, the "Warrant Shares"). On May 5, 1997, Loral acquired 16,002 Shares (the "Standby Shares") pursuant to a Standby Agreement between Loral and the Company under which Loral was obligated to purchase any Shares not purchased by shareholders pursuant to the exercise of Rights.

            On May 28, 1997, the Company issued a 100% stock dividend (the "1997 Stock Split"). As a result of the 1997 Stock Split, Loral's ownership of Shares increased from 2,719,838 Shares to 5,439,676 Shares.

            As a result of an antidilution adjustment in the conversion price of the CPEOs effected by the Stock Split and the distribution of the Rights, Loral became entitled to convert its CPEOs into an additional 1,749,917 Shares. On March 31, 1998, the Company called for the provisional redemption of the CPEOs. Under the terms of the indenture governing the CPEOs, the Company was required, in connection with such provisional redemption, to pay to each holder of CPEOs an interest make-whole payment of 0.0435 share of common stock for each CPEO held. On April 14, 1998, Loral converted its CPEOs into 3,326,840 Shares (the "CPEO Shares") and on April 30, 1998, Loral received 89,175 Shares as an interest make-whole payment (the "Interest Make-Whole Shares"). As a result of this conversion, Loral's ownership of Shares increased to 8,855,691.

            On June 8, 1998, the Company issued a 100% stock dividend (the "1998 Stock Split"). As a result of the 1998 Stock Split, Loral's ownership of Shares increased from 8,855,691 to 17,711,382 Shares. On July 6, 1998, Loral sold 8,400,000 Shares to various entities associated with or advised by Soros Fund Management L.L.C. ("Soros"), reducing Loral's ownership of Shares to 9,311,382 Shares. On November 5, 1998, Loral transferred 717,600 Shares to Dacom in exchange for 276,000 Globalstar partnership interests, reducing Loral's ownership of Shares to 8,593,782 Shares. On January 26, 1998, Loral acquired 3,000,000 Preferred Shares, which are initially convertible into 6,449,865 Shares, increasing the number of Shares Beneficially Owned by Loral to 15,043,647 Shares. Of these Shares, 1,988,000 represent Shares underlying options granted to certain executives and directors of Loral and its predecessor entity. As of December 31, 1998, 320,000 such options had been exercised and accordingly, Loral's Beneficial Ownership of Shares was reduced to 14,723,647 Shares.

            The Shares Beneficially Owned by Loral constitute approximately 16.6% of the outstanding Shares of the Company.

            (ii) To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of Shares set forth opposite their names on Schedule I hereto. To the best knowledge of Loral and except as set forth on
Schedule I hereto, the Executive

Officers and Directors have sole voting and dispositive power with respect to their respective Shares. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names in Schedule I hereto.

            Loral's percentage is calculated based upon the 82,016,681 Shares issued and outstanding as of December 31, 1998 plus the 6,449,865 Shares that may be acquired by Loral upon conversion of the Preferred Shares. The percentage interest of an Executive Officer or Director is calculated based upon the 82,016,681 Shares stated to be issued and outstanding as of December 31, 1998 plus the number of exercisable options held by such Executive Officer or Director set forth on Schedule I hereto.

(c) The trading date, number of Shares purchased or disposed of and price per Share (excluding commissions, if any) for all transactions by Loral and the Executive Officers and Directors for the 60-day period preceding January 26, 1999 through the date hereof are set forth in Schedule II hereto. With the exception of the exchange of Shares to Dacom and the purchase of the Preferred Shares, all other transactions in the Shares were effected on the Nasdaq National Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

            (i) The third, fourth and fifth paragraphs of Item 6 of the Schedule 13D are hereby amended and restated as follows:

            Loral has beneficial ownership (calculated on a proportionate basis, in the case of ownership interests held through entities not wholly-owned by Loral) of approximately 26,399,284 Globalstar partnership interests, constituting approximately 42% of Globalstar's total outstanding partnership interests (after giving effect to exercise of warrants held by GTL to acquire 1,032,250 Globalstar partnership interests and the conversion of the preferred partnership interests into 3,715,972 ordinary partnership interests). Loral's beneficial interest in Globalstar consists of (i) 22,718,372 partnership interests held directly and indirectly by Loral and SS/L and (ii) approximately 3,680,912 partnership interests held indirectly by Loral through its holdings of Shares.

            The Company has entered into an Exchange and Registration Rights Agreement, dated as of December 31, 1994, with Globalstar and each of the other partners named therein, as amended on April 8, 1998 to add an additional partner as a party thereto, pursuant to which the Company has granted to each other partner in Globalstar, the right, following the date on which Globalstar achieves full coverage via a 48-satellite constellation (the "Full Coverage Date") and after at least two consecutive reported fiscal quarters of positive income, to exchange its Globalstar partnership interests for an equal number of Shares (subject to antidilution adjustments) subject to the following limitations: (i) in any 12-month period, the sum of the number of Globalstar partnership interests so transferred plus all other transfers of Globalstar partnership interests will not be permitted to exceed 5% of the total number of Globalstar partnership interests outstanding (including those held by the Company), and (ii) the number of Shares so issued in any 12-month period will not exceed 10% of the number of

Shares outstanding at the beginning of that year. The Company has agreed, with certain limited exceptions, to file, and to use reasonable efforts to maintain the effectiveness of, a registration statement covering the issuance of such Shares. In the event of a bona fide offer or solicitation that would result in a change of control involving a majority of the outstanding Shares or a majority of the members of the Company's Board of Directors not approved by the partners of Globalstar, the exchange rights will become fully exercisable, regardless of such limitation, whether or not the Full Coverage Date has occurred. Loral will have the right, through its direct and indirect interests in Globalstar, pursuant to this agreement to acquire approximately 90,873,488 Shares.

            On July 6, 1998, Loral purchased 4,200,000 direct and indirect partnership interests of Globalstar for $420 million in cash from certain partners of Globalstar. Concurrently with such purchase of partnership interests, Loral sold to Soros 8,400,000 Shares at a purchase price of $29 1/6 per share. The Company has agreed to file a shelf registration statement covering the Soros Shares and have such registration statement declared effective within one year from the date of purchase. On November 5, 1998, Loral transferred 717,600 Shares to Dacom in exchange for 276,000 Globalstar partnership interests. The Company currently has an effective registration covering the resale of the Dacom Exchange Shares.

Item 7.  Material to be Filed as Exhibits

            The following exhibit is filed hereto:



Exhibit G:        Exchange Agreement dated as of September 28, 1998 relating to
                  717,600 shares of Common Stock by and between Loral Space &
                  Communications Ltd., DACOM Corporation and DACOM
                  International, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999


                               LORAL SPACE & COMMUNICATIONS LTD.

                               By: /s/ Eric J. Zahler
                                   ---------------------------------------------
                               Name:    Eric J. Zahler
                               Title:   Senior Vice President, Secretary and
                                          General Counsel

                                                                      SCHEDULE I

            Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Shares, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral SpaceCom Corporation., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States except that Mr. Gregory Clark holds dual U.S. and Australian citizenship.

                Directors and Executive Officers of Loral Space &
                               Communications Ltd.

 Name and Position in addition to                                                    Number of       Percentage
   Present Principal Occupation          Present Principal Occupation              Shares Owned**     Interest
---------------------------------    ------------------------------------------    --------------    ----------
Bernard L. Schwartz                  Chairman of the Board of Directors              1,357,604(1)        1.6%
                                     and Chief Executive Officer

Gregory J. Clark                     President and Chief Operating Officer              20,000(2)          *

Howard Gittis, Director              Vice Chairman and Chief                            80,000(3)          *
                                     Administrative Officer of MacAndrews
                                     & Forbes Holdings, Inc.
                                     35 E. 62nd St.
                                     New York, NY  10021

Robert B. Hodes, Director            Counsel to                                        104,452(4)          *
                                     Willkie Farr & Gallagher
                                     787 Seventh Avenue
                                     New York, NY  10019


*     Less than one percent.


1 Includes 80,000 options at an exercise price of $5.00 per Share and 480,000 options at an exercise price of $6.25 per Share.

2     Consists of 20,000 options at an exercise price of $12.875 per Share.

3     Consists of 80,000 options at an exercise price of $8.34375 per Share.

4 Includes 80,000 options at an exercise price of $8.34375 per Share and 20,000 options at an exercise price of $12.59375 per Share.

 Name and Position in addition to                                                    Number of       Percentage
   Present Principal Occupation          Present Principal Occupation              Shares Owned**     Interest
---------------------------------    ------------------------------------------    --------------    ----------
Gershon Kekst, Director              President of Kekst and Company, Inc.               80,000(5)          *
                                     437 Madison Ave.
                                     New York, NY  10022

Charles Lazarus, Director            Chairman Emeritus and Director of                  80,000(6)          *
                                     Toys "R" Us, Inc.
                                     461 From Road
                                     Paramus, NJ  07652

Malvin A. Ruderman, Director         Professor of Physics, Columbia                     82,224(7)          *
                                     University
                                     29 Washington Sq. West
                                     New York, NY 10011

E. Donald Shapiro, Director          Joseph Solomon Distinguished                      108,924(8)          *
                                     Professor of Law
                                     New York Law School
                                     57 Worth Street
                                     New York, NY  10013

Arthur L. Simon, Director            Independent consultant                             82,000(9)          *
                                     971 Haverstraw Road
                                     Suffern, NY  10901



5     Consists of 80,000 options at an exercise price of $8.34375 per Share.

6     Consists of 80,000 options at an exercise price of $8.34375 per Share.

7 Includes 80,000 options at an exercise price of $8.34375 per Share and 2,000 Shares held by his wife as to which he disclaims beneficial ownership. 8 Includes 80,000 options at an exercise price of $8.34375 per Share.

9 Includes 80,000 options at an exercise price of $8.34375 per Share, 1,250 Shares held in an IRA account and 750 Shares held in his wife's IRA account as to which he disclaims beneficial ownership.

 Name and Position in addition to                                                    Number of       Percentage
   Present Principal Occupation          Present Principal Occupation              Shares Owned**     Interest
---------------------------------    ------------------------------------------    --------------    ----------
Daniel Yankelovich, Director         Chairman of DYG, Inc.                              94,138(10)         *
                                     21 Holiday Point Rd.
                                     Sherman, CT  06784

Laurence D. Atlas                    Vice President, Government Relations                    0             *
                                     -- Telecommunications

W. Neil Bauer                        Vice President                                          0             *

Robert E. Berry                      Senior Vice President                                 444             *

Jeanette H. Clonan                   Vice President, Communications and                  2,517             *
                                     Investor Relations

Michael P. DeBlasio                  First Senior Vice President                       128,000(11)         *


Terry J. Hart                        Vice President                                          0             *

Stephen L. Jackson                   Vice President, Administration                        444             *

Avi Katz                             Vice President, Deputy General                      1,000             *
                                     Counsel and Assistant Secretary

Russell R. Mack                      Vice President, Business Ventures                   7,000(12)         *

Ronald C. Maehl                      Vice President                                      1,000             *


10    Includes 80,000 options at an exercise price of $8.34375 per Share.

11 Includes 80,000 options at an exercise price of $5.00 per Share and 40,000 options at an exercise price of $6.25 per Share.

12    Consists of 7,000 options at an exercise price of $4.1563 per Share.

 Name and Position in addition to                                                    Number of       Percentage
   Present Principal Occupation          Present Principal Occupation              Shares Owned**     Interest
---------------------------------    ------------------------------------------    --------------    ----------
Nicholas C. Moren                    Senior Vice President and Treasurer               104,452(13)         *

Harvey B. Rein                       Vice President and Controller                      15,888(14)         *


Thomas B. Ross                       Vice President, Government Relations               23,356(15)         *

Richard J. Townsend                  Senior Vice President and Chief                         0
                                     Financial Officer

Eric J. Zahler                       Senior Vice President, General                   128,012(16)          *
                                     Counsel and Secretary

13 Includes 80,000 options at an exercise price of $5.00 per Share and 20,000 options at an exercise price of $6.25 per Share.

14 Includes 8,000 options at an exercise price of $6.25 per Share and 7,000 options at an exercise price of $4.1563 per Share.

15 Includes 10,000 options at an exercise price of $4.1563 per Share and 13,356 Shares held by his wife as to which he disclaims beneficial ownership.

16 Includes 80,000 options at an exercise price of $5.00 per Share and 20,000 options at an exercise price of $6.25 per Share and 4,452 Shares held in a Keogh Account and 3,560 Shares held in trust for his children.

                                                                     SCHEDULE II

   TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-DAY PERIOD
               PRECEDING JANUARY 26, 1999 THROUGH THE DATE HEREOF

                                                                      Price
               Name                           Date       Shares     per Share    A/S**
---------------------------------------     ---------   --------    ---------   -------
Loral Space & Communications Ltd.            11/5/98     716,600          **       S

Daniel Yankelovich                           12/28/98      1,670           +       D

Arthur L. Simon                              1/21/99       2,000     $ 18.75       A++

Loral Space & Communications Ltd.            1/26/99         ***                   A

* A indicates an acquisition of Shares and S indicates a sale of Shares. The above table does not show disposition of shares by Loral in connection with the exercise by certain persons of options to acquire Shares previously granted to them by Loral.

** The 717,600 Shares were transferred to Dacom in exchange for 276,000 Globalstar partnership interests.

*** On January 26, 1999, Loral purchased 3,000,000 Preferred Shares at a purchase price of $48.625 per share, which Preferred Shares are initially convertible into 6,449,865 Shares.

+     Transferred Shares to his children.

++ Consist of 1,250 Shares in his IRA account and 750 in his wife's IRA account as to which he disclaims beneficial ownership.

                                EXHIBIT INDEX


Exhibit G:        Exchange Agreement dated as of September 28, 1998 relating to
                  717,600 shares of Common Stock by and between Loral Space &
                  Communications Ltd., DACOM Corporation and DACOM
                  International, Inc.